UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended             December 31, 2005

OR

[]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _________________

Commission file number 000-51372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.

451 Creamery Way

Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 15 pages, numbered sequentially, including this cover page. The exhibit index is on page 15.

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005	4

Statements of Changes in Net Assets Available for Benefits for the period
from inception (January 1, 2005) to December 31, 2005	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
as of December 31, 2005	13

Signature	14

Exhibit Index	15

Exhibit Index

Exhibit No. 23 - Consent of Independent Registered Public Accounting Firm

Certain supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the

Omega Flex, Inc. 401(k) Profit Sharing Plan,

We have audited the accompanying statement of net assets available for benefits of the

Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the period from inception (January 1, 2005) through December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Omega Flex, Inc. 401(k) Profit Sharing Plan as of December 31, 2005, and the changes in net assets available for benefits for the period from inception (January 1, 2005) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 19, 2006

/s/ Vitale, Caturano & Company Ltd.

Boston, Massachusetts

Omega Flex, Inc. 401(k) Profit Sharing Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,2005

ASSETS:
Investments:
Pooled Separate Accounts, at estimated fair value	$2,429,355

Funds Held in Insurance Company General
Account, at Contract value	584,436

Participant Loans, at estimated fair value	78,570

Omega Flex Inc. Stock Fund, at fair value	65,657

Total Investments	3,158,018

Receivables:
Participants’ Contributions	5,064
Employer Matching Contributions	915
Employer Profit Sharing Contributions	172,263

Total Receivables	178,242

Interest Bearing Cash	32

Total Assets	3,336,292

LIABILITIES:

Excess Contributions Payable to Participants	3,142

Total Net Assets Available for Benefits	$3,333,150
========

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Period from Inception (January 1, 2005) through December 31, 2005

Additions to net assets attributable to:
Contributions:
Employer Contributions	$202,864
Participant Contributions	186,637
Rollover Contributions	4,175

Total Contributions	393,676

Investment Income (Loss):
Interest Income on Participant Loans	141
Other Interest Income	1,029
Net Depreciation in Fair Value of Investments	(7,791)

Total Investment Income (Loss)	(6,621)

Total Additions	387,055

Deductions from net assets attributable to:
Benefits Paid Directly to Participants	168
Corrective Distributions	6,592
Administrative Expenses	422

Total Deductions	7,182

Net Increase Prior to Transfer From Other Qualified Plan	379,873

Transfer of Assets from Mestek Inc. Savings and
Retirement Plan	2,953,277

Net Increase in Net Assets Available for Benefits	$3,333,150
=========

The accompanying notes are an integral part of these financial statements.

OMEGA FLEX, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005

(1)	Plan Description

(a)	Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the "Plan") is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc.("Omega Flex" or "the Company") and employees of its participating subsidiaries. Participants in the Plan formerly participated in the Mestek Inc. Savings and Retirement Plan (“Mestek Plan”). The Plan was formed in contemplation of the spin-off of the Company from its former parent corporation, Mestek, Inc., which took place on July 29,2005. The eligible employees and the Company contributed to the Mestek Plan until May 2005, when contributions began to be directed to this Plan. The assets and account balances of the Omega Flex employees were transferred to the Plan from the Mestek Plan in December 2005, and consisted of the following:

Investment proceeds converted into pooled separate accounts
and Stable Value Fund	$2,808,427
Omega Flex, Inc. ommon stock	65,702
Participant Loans	79,148
Total transfer into Plan from Mestek Plan	$2,953,277
========

The following description of the Plan provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit sharing plan established for the benefit of the employees of the Company. The Plan has two components; a 401(k) account, and a profit sharing account. The Plan covers all employees of the Company and its domestic subsidiaries who choose to participate, and who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “Code”).

(b)	Participants' Contributions – 401(k) Account

Participating employees ("Participants") may contribute to the Plan after the first of the month following the beginning of their employment with the Company. Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such Participant's earnings (as defined), on a before-tax basis, an after-tax basis, or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional "catch-up contribution" equal to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from Participants. If a Participant has been a participant in another qualified plan, such Participant may transfer his or her eligible account balance into the Plan.

(c)	Company Contributions - 401(k) Account

To be eligible for a Company matching contribution, a Participant must have completed 1,000 hours of service in the plan year and be employed by the Company at the end of the fiscal year, as defined in the Plan.

Matching contributions made by the Company are equal to 25% of the first 6% of such Participants' earnings contributed to the Plan, such that there will be no matching contributions in excess of 1.5% of a Participant’s earnings for the Plan year.

For purposes of participant contributions and matched contributions, earnings are defined by the Plan document.

(d)	Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a Profit Sharing contribution to each eligible Participant’s account, and determines the amount of such contribution. To receive Profit Sharing contributions for a given year, the participants must work at least 1,000 hours of service, as defined, during the Plan year, and be employed by the Company on the last day of the year.

For the year ended December 31, 2005, the Company made a contribution of 3% of each eligible participant’s earnings, to a maximum of $210,000 of earnings as set by Section 415 of the Code. For those participants who had earnings above the Social Security Wage Base, as defined ($90,000 for 2005), a contribution of an additional 3% of earnings was also made for those earnings higher than the Social Security Wage Base, but below the Section 415 limitation (i.e. an incremental 3% contribution on earnings between $90,000 and $210,000).

(e)	Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times. Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of credited Service	Vesting percentage

Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

(f)	In-Service and Hardship Withdrawals

While a Participant is employed with the Company, a Participant may make withdrawals in cash of amounts applicable to participant and employer contributions and earnings or losses thereon, subject to certain restrictions. A Participant can make hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the Plan document. A Participant’s hardship withdrawal will preclude the Participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal. Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2. Company matching contributions made before January 1, 2001 and participant after-tax contributions can also be withdrawn.

(g)	Benefit Payments

A Participant's account balance under the Plan may be distributed upon retirement in any one of two ways: lump-sum distribution, or in monthly installments over the shorter of 15 years or the participants life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

•	The calendar year in which the Participant attains 70 1/2 years of age; or

•	The calendar year in which the Participant terminates employment from the Company.

Upon death, disability, or termination of employment, a Participant (or the Participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the Participant’s vested account balance.

(h)	Participant Loans

An eligible Participant may borrow up to fifty percent of the value of his before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the Participant's option. Loans for all other purposes must be repaid in one to five years, at the Participant's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In 2005, the applicable loan rates ranged from 5.1% to 8.05%. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant's account.

(2)	Summary of Accounting Policies

(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These significant estimates include the fair values of investments. Actual results could materially differ from those estimates.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of pooled separate accounts are valued at the net unit value of units held at year-end as reported by the insurance company. The Omega Flex, Inc. Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of shares of Omega Flex, Inc. common stock owned by the Omega Flex, Inc. Stock Fund plus cash invested in money market fund assets). The Funds held in the insurance company general account are invested in the Transamerica Stable Value Fund and valued at contract value, which approximates fair value. Participant loans are valued at cost plus accrued interest, which approximates estimated fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d) Forfeitures

Forfeitures of terminating participants are used to first pay for Plan expenses. Any remaining forfeitures will be used to reduce the Company’s subsequent contributions to the Plan. As of December 31, 2005, there were $32 in allocated forfeitures available to reduce Plan expenses and/or Company contributions.

(3)	Plan Administration

Under the terms of a trust agreement the Plan assets are held and managed by the Investors Bank and Trust Company (“IBT” or the "Trustee").

The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

4)	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be Participant directed, which means that each Participant may invest his or her contributions, and any Employer matching contributions in any one of the investment options offered under the Plan from time to time. Among the investment options offered by the Plan trustee, Participants may elect to invest their contributions in the Omega Flex, Inc. Stock Fund that invests primarily in the common stock of Omega Flex, Inc. However, this investment option has been frozen to investment transactions during 2005 due to the lack of an effective registration statement for this investment option within the Plan. The units of the Omega Flex, Inc. Stock Fund were frozen from the time of the transfer-in of the securities through the date of declaration of an effective registration statement (Form S-8) with the Securities and Exchange Commission covering the underlying shares. Such registration statement is expected to file on or about June 30, 2006. The assets that do exist in the Omega Flex, Inc. Stock Fund as of December 31, 2005 were transferred in as balances from the Mestek Plan, and represent asset balances that had been previously invested by the participants in the Mestek, Inc. Stock Fund within the Mestek Plan.

Information about the net assets and the significant components of the changes in net assets relating to the Omega Flex, Inc. Stock Fund is as follows:

Balance at December 31, 2005

Omega Flex, Inc. Common Stock	$62,169
Cash component of Omega Flex, Inc. Stock Fund	3,488

Total Omega Flex, Inc. Stock Fund	$65,657
======

Activity for the Period Ended December 31, 2005
Balance at Beginning of Period	-
Changes in Net Assets Available for Benefits:
Transfers In from stock fund portion of Mestek Plan	65,702
Net Depreciation of fair value	(45)
Balance at End of Period	$65,657
======

(5)	Party-in-Interest Transactions

The Plan invests in pooled separate accounts managed by Transamerica Life Insurance and Annuity Company (“Transamerica”), an affiliate of Investors Bank and Trust Company. Transamerica is the custodian and record keeper of the Plan. IBT is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions

(6)	Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees. However, the Company has the right to charge future expenses to the Plan.

(7)	Plan Termination

The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA. In the event of a Plan termination, Participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

(8)	Tax Status of the Plan

The Internal Revenue Service issued a determination letter on April 17, 2002, which stated that the Volume Submitter Plan document adopted by Transamerica qualifies under the provisions of Section 401(a) of the Code and therefore, is exempt from federal income taxes under provisions of Section 501(a) of the Code. The Plan and its related Trust have adopted this Volume Submitter Plan. The Plan has been amended since receiving the determination letter, however the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and ERISA.

(9)	Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

(10)	Investments

(a)	Investment Balances

The Plan's investments, that exceed 5% of net assets available for Plan benefit, consisted of the following at December 31, 2005:

Investments at Estimated Fair Value:
Pooled Separate Accounts:
TI American Funds Balanced Fund	$832,267
TI JPMorgan Core Bond Fund	190,972
TI American Century Large Company Value Fund	212,408
Transamerica Vanguard Target Retirement 2015 Fund	203,541
Transamerica Vanguard Target Retirement 2025 Fund	300,293
Transamerica Core Equity Fund	250,238
Investments at contract value:
Transamerica Stable Value Fund	584,436

(b)	Net Appreciation (Depreciation) in Fair Value of Investments

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in fair value as follows:

Investments at Fair Value:
Omega Flex, Inc. Stock Fund	(45)

Investments at Estimated Fair Value:
Pooled Separate Accounts:
TI American Funds Growth Fund of America	523
TI American Funds Balanced Fund	(6,635)
TI JPMorgan High Yield Bond Fund	138
TI JPMorgan Core Bond Fund	518
TI American Century Large Company Value Fund	(2,437)
Transamerica Goldman Sachs Mid-Cap Opportunities Fund	(227)
TI American Century Small Cap Value Fund	(543)
TI Vanguard Target Retirement 2005 Fund	3
TI Vanguard Target Retirement 2015 Fund	105
TI Vanguard Target Retirement 2045 Fund	621
TI Vanguard Target Retirement 2025 Fund	(389)
TI Vanguard Target Retirement 2035 Fund	960
Transamerica Core Equity Fund	(1,744)
TI JPMorgan Small Cap Growth Fund	534
Transamerica Templeton Foreign Fund	827
$(7,791)
======

(c) Funds Held in Insurance Company General Account

The Plan has a Group Annuity contract with Transamerica (the “Stable Value Fund”). Transamerica maintains the contributions and invests them in Transamerica’s general account. The Transamerica Stable Value Fund is fully benefit responsive. The Stable Value Fund was credited with guaranteed interest rates between 3.4% and 3.5% (which approximates the average yield during the year of 3.47%) between May and December 2005. Interest rates on the contract reset monthly. The contract is charged for Plan withdrawals and administrative expenses by Transamerica. The contract is included in the financial statements at contract value, as reported to the Plan by Transamerica which approximates fair value due to the monthly resetting of interest rates. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no valuation reserves against contract value for the credit risk of the contract issuer or otherwise.

(11)	Corrective Distributions and Excess Participant Contributions Payable

The Plan made corrective distributions of $6,592 to certain Participants during 2005. These corrective distributions were required in order to correct the failure of certain 2004 IRS non-discrimination tests in the Mestek Plan. Since the Participants had moved their accounts to this Plan, the corrective distributions were made from this Plan.

The Plan failed certain IRS non-discrimination tests for the year ended December 31, 2005. Excess contributions amounting to $3,142 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant-directed contributions for the year. The Plan refunded these excess contributions to affected Participants during 2006.

OMEGA FLEX, INC. 401(K) PROFIT SHARING PLAN

Schedule H, Line 4 (i)

Schedule of Assets (Held at End of Year)

As of December 31, 2005

(a)	(b)	(b)			(c)		(d)	(e)

Party – in interest	Identity of issuer, borrower, lessor or similar party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	** Cost	Current Value

*	TI American Funds Growth Fund of America	Pooled separate account	N/a	N/a	N/a	N/a	N/a	$69,159
*	TI American Funds Balanced Fund	“	N/a	N/a	N/a	N/a	N/a	832,267
*	TI JPMorgan High Yield Bond Fund	“	N/a	N/a	N/a	N/a	N/a	13,315
*	TI JPMorgan Core Bond Fund	“	N/a	N/a	N/a	N/a	N/a	190,972
*	TI American Century Large Company Value Fund	“	N/a	N/a	N/a	N/a	N/a	212,408
*	Transamerica Goldman Sachs Mid-Cap Opportunities Fund	“	N/a	N/a	N/a	N/a	N/a	61,176
*	TI American Century Small Cap Value Fund	“	N/a	N/a	N/a	N/a	N/a	145,401
*	TI Vanguard Target Retirement 2005 Fund	“	N/a	N/a	N/a	N/a	N/a	453
*	TI Vanguard Target Retirement 2015 Fund	“	N/a	N/a	N/a	N/a	N/a	203,541
*	TI Vanguard Target Retirement 2045 Fund	“	N/a	N/a	N/a	N/a	N/a	30,042
*	TI Vanguard Target Retirement 2025 Fund	“	N/a	N/a	N/a		N/a	300,293
*	TI Vanguard Target Retirement 2035 Fund	“	N/a	N/a	N/a	N/a	N/a	35,232
*	Transamerica Core Equity Fund	“	N/a	N/a	N/a	N/a	N/a	250,238
*	TI JPMorgan Small Cap Growth Fund	“	N/a	N/a	N/a	N/a	N/a	11,135
*	Transamerica Templeton Foreign Fund	“	N/a	N/a	N/a	N/a	N/a	73,723

	Subtotal							$2,429,355
								========
*	Transamerica Stable Value Fund	Group Annuity Contract	N/a	3.5%	N/a	N/a	N/a	584,436
*	Omega Flex, Inc. Stock Fund	Separate Account	N/a	N/a	N/a	N/a	N/a	65,657
*	Participant Loans	Loans to Participants	Varies	5.1% to 8.5%	N/a	N/a	-	78,570

	Total							$3,158,018
								========

* Party-in-interest

** Cost of participant-directed investments is not required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

By: /s/ Stephanie Salak-Barry
Stephanie Salak-Barry
Plan Administrator

June 17, 2005

EXHIBIT INDEX

23.1	Consent of Vitale, Caturano & Company, Ltd